ABIOMED, Inc.

Filing Type:               Form 425 OTHER DOC
Description:               Form 425
Filing Date:               January 11, 2001
Period End:                N/A

Primary Exchange:          NASDAQ
Ticker:                    ABMD

January 11, 2001

ABIOMED Revises Offer to Acquire Thermo Cardiosystems

ABIOMED, Inc. (NASDAQ: ABMD), a leader in heart assist and replacement technology, confirmed today that it has revised its offer to acquire Thermo Cardiosystems, Inc. (AMEX: TCA) of Woburn, MA. Thermo Cardiosystems is a manufacturer and developer of left ventricular assist systems. ABIOMED's offer for Thermo Cardiosystems is a fixed $11.50 per share, with a minimum of $2.50 in cash and $9.00 in ABIOMED common stock, subject to a cap on the maximum number of shares offered.


Set forth below are excerpts from the January 11, 2001 Letter from ABIOMED, Inc. to
Thermo Cardiosystems Inc. and
Thermo Electron Corporation
c/o J. P. Morgan

Ladies and Gentlemen:

         The purpose of this letter is to revise and clarify the terms of our offer for Thermo Cardiosystems by increasing the cash component of the fixed $11.50 per share price to a minimum of $2.50 per share. The final size of the cash component would be subject to negotiation. If this shift in consideration is of value to you, it is also in our interest to distribute as few shares of stock as possible.

         The purpose of our prior offers was to confirm that you have an alternative to your current arrangement with Thoratec Laboratories. We remain very interested in talking with you about this opportunity as we have been since last summer. In our view, the value of combining Thoratec and Thermo Cardiosystems remains significantly lower than the potential value of combining ABIOMED and Thermo Cardiosystems.

         Please also note that in the event that you were to decide to merge Thermo Cardiosystems with ABIOMED, we would seek to keep its LVAS operations in the Woburn, Massachusetts area. We would also consider appropriate incentives to management and key employees to ensure their retention in the new company.

                                    * * * * *

     This material is not a substitute for the proxy statement/prospectus included in the registration statement which would be filed with the Securities and Exchange Commission by ABIOMED in connection with this proposed business combination with Thermo Cardiosystems. Investors are urged to read any such proxy statement/prospectus because it will contain important information, including detailed risk factors. The registration statement that would be filed by ABIOMED, as well as the proxy statement/prospectus and other documents filed with the SEC by

     ABIOMED, will be available free of charge at the SEC's website (www.sec.gov) and from ABIOMED.

     ABIOMED, its directors and certain of its executive officers may be considered participants in any solicitation of proxies made in connection with the proposed business combination. Information concerning ABIOMED's directors and executive officers can be found in the documents filed or to be filed with the SEC, including any such proxy statement/prospectus.